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                            February 3, 2023

       Ran Daniel
       Chief Financial Officer
       Nano-X Imaging Ltd.
       Communication Center
       Neve Ilan , Israel 9085000

                                                        Re: Nano-X Imaging Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            Response Letter
Dated February 1, 2023
                                                            File No. 001-39461

       Dear Ran Daniel:

               We have reviewed your February 1, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment are to comments in our
       January 18, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       E. Critical Accounting Estimates, page 90

   1. We note your response to comment 2. Regarding the draft disclosures provided, please address the following:
                                                            Clarify that the
amount of goodwill assigned to the AI solutions reporting unit at the interim testing
date was $51.2 million and that $14.3 million was recognized as an impairment charged
based on the testing results.
                                                            Expand your
discussion of the discounted cash flow model used to estimate the fair value of your AI
solutions reporting unit to state when you have assumed that the business will be
generating material revenues, gross profit and positive operating
 Ran Daniel
Nano-X Imaging Ltd.
February 3, 2023
Page 2
              cash flows to support the remaining $36.9 million of goodwill as of December 31,
              2022.

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameRan Daniel
                                                             Division of
Corporation Finance
Comapany NameNano-X Imaging Ltd.
                                                             Office of
Industrial Applications and
February 3, 2023 Page 2                                      Services
FirstName LastName